EDGAR Submission Header Summary

Submission Type	**DEF 14A**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**02/08/10**
Inv. Company Or Bus. Company	**off**
Notify via Filing website Only	**off**
Emails	**jennifer.ackart@raymondjames.com**
	doug.krueger@raymondjames.com
	stephanie.mailhot@raymondjames.com
	mike.badal@raymondjames.com
	lisa.williford@raymondjames.com

Documents

DEF 14A	**def14a.htm**	
	Def 14A proxy-internal	
DEF 14A	**submissionpdf.pdf**	
	PDF	

Module and Segment References

SEC EDGAR XFDL Submission Header

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>DEF 14A</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>02/08/10</value></field>
                <check sid="SubInvCompany_isImCompany_"><value>off</value></check>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>def14a.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>DEF 14A</value></combobox>
                <field sid="SubDocument_description_"><value>Def 14A proxy-internal</value></field>
                <data sid="data1"><filename>def14a.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>DEF 14A</value></combobox>
                <field sid="SubDocument_description_1"><value>PDF</value></field>
                <data sid="data2"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>jennifer.ackart@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_2"><value>stephanie.mailhot@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_3"><value>mike.badal@raymondjames.com</value></field>
                <field sid="SubInternet_internetAddress_4"><value>lisa.williford@raymondjames.com</value></field>
        </page>
</XFDL>
```

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. __)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐   Definitive Proxy Statement

☒   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

Raymond James Financial, Inc.

[Missing Graphic Reference]

(Name of Registrant as Specified In Its Charter)

[Missing Graphic Reference]

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)   Title of each class of securities to which transaction applies:

_____

(2)   Aggregate number of securities to which transaction applies:

_____

(3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

_____

(4)   Proposed maximum aggregate value of transaction:

_____

(5)   Total fee paid:

_____

☐   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)   Amount Previously Paid:

_____

(2)   Form, Schedule or Registration Statement No.:

_____

(3)   Filing Party:

_____

(4)   Date Filed:

_____

Persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.

[The following is the text of information to be posted by management in the Company's internal email newsletter, the *Weekly Digest*, and on the Company's intranet site, RJnet, on February 8, 2010 to encourage employee shareholders to cast their votes]

Weekly Digest email:
RJF Shareholders: Vote
A recent NYSE rule change means it's more important than ever that you vote. See what's on the ballot and how you can participate, and find out what to do if you lost your RJF proxy materials that were mailed in January.

RJnet posting:
RJF Shareholders: Vote
As shareholders, associates are always encouraged to review the proxy materials and vote their shares. Your vote is important, no matter the size of your holdings.

The proxy materials for the February 18 Raymond James Financial Annual Meeting of Shareholders have been distributed.

Among the items to be voted on by shareholders – including all associates who are participants in the firm's Employee Stock Ownership Plan – are:
  · The election of 10 nominees to our Board of Directors.
  · Ratification of the appointment by the Audit Committee of our Board of Directors of KPMG LLP as our independent registered public accounting firm.
  · Re-approval of the Senior Management Incentive Plan for our executive officers.

We Need Your Vote
As shareholders, associates are always encouraged to review the proxy materials and vote their shares. However, this year, your action is especially important because of a change to a New York Stock Exchange rule. While broker/dealers may sometimes vote shares without specific instructions from their customers for shares held in their customers' accounts, the new rule does not allow this action for the election of directors, one item on the RJF agenda this year.

How to Vote
All shareholders should have received proxy materials in the mail. Your proxy card explains how you can vote online or by telephone in addition to returning the card by mail. You will need your proxy card to vote, as it contains important share-specific information.

If you no longer have your proxy information and own shares in an account other than ESOP, contact the Corporate Actions department at ext. 73724 to get the control number associated with your respective RJF shares. You can then vote online (http://www.proxyvoting.com/rjf) or by telephone (1-866-540-5760) with this share specific control number.

NOTE: These instructions are for employees only and are only for shares held in street name through RJA.

Please exercise your shareholder rights by voting promptly on all matters for presentation at the annual meeting on February 18. Your vote is important, no matter the size of your holdings.

More Information
The full proxy statement is available at raymondjames.com under "About Our Company – Investor Relations – Shareholders' Meeting."